EXHIBIT 19.1

SKILLSOFT CORP.

Insider Trading Policy

(Last updated March 26, 2025)

I.	INTRODUCTION

A.	Purpose

The purpose of this Insider Trading Policy (this “Policy”) is to help Skillsoft Corp. and its subsidiaries (the “Company”), as well as the Company’s officers, directors, employees and specified others, comply with U.S. federal and state securities laws, and similar laws in other countries where the Company does business, that prohibit certain persons who are aware of material nonpublic information about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information, and to preserve the reputation and integrity of the Company.

B.	What Is Insider Trading?

Insider trading while in possession of material non-public information is illegal and prohibited. Insider trading occurs when a person who is aware of material non-public information about a company trades in that company’s securities or provides material non-public information to another person who may trade on the basis of that information.

C.	What Securities are Subject to this Policy?

This Policy applies to purchases, sales, gifts, donations, transfers or exchanges (referred to in this Policy as “trades” or “trading”) of the Company’s securities, including common stock, preferred stock, debt, convertible debentures and warrants, options, puts, calls or other derivatives (whether or not issued by the Company) (collectively, “Company Securities”). This Policy also prohibits trading in the securities of the Company’s customers, suppliers, competitors, partners, or companies with which the Company has contractual relationships or may be negotiating transactions if you (as defined below) become aware of material non-public information about that other company in the course of your position with the Company.

D. Who is Subject to this Policy?

(1) Company Personnel

This Policy applies to all directors, officers and employees of the Company and its subsidiaries and to those acting on behalf of the Company, such as auditors, agents, and consultants (collectively, “Company Personnel”). The use of “you” throughout this Policy includes all Company Personnel.

(2) Family Members and Others Living in Your Household

This Policy also applies to anyone who lives in the household of Company Personnel (whether or not family members) and any family member of Company Personnel (including any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including as the result of adoptive relationships) who does not live in the Company Personnel’s household but whose transactions in Company Securities are directed by Company Personnel or are subject to the influence, direction or control of Company Personnel, such as family members who consult with Company Personnel before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of Family Members and therefore should inform your Family Members of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.

(3)	Controlled Entities

This Policy also applies to any entities or accounts that are under the influence, direction or control or are a beneficiary of, including corporations, partnerships or trusts, of Company Personnel or their Family Members (collectively, “Controlled Entities”), and transactions by such Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the account of the Company Personnel or Family Member.

(4)	Designated Persons

In addition, as specified in Section III of this Policy, Designated Persons (as defined below) are subject to additional restrictions relating to the prohibition of purchases and sales of Company Securities.

E.	Questions

Questions about this Policy or any proposed transaction or communication should be directed to the Company’s Chief Legal Officer and/or his or her designee (“Chief Legal Officer”).

F.	Individual Responsibility

You are responsible for complying with this Policy, including for determining whether you are aware of material non-public information. Any action on the part of the Company, the Company’s Chief Legal Officer or Company Personnel pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violation.” The securities laws do not recognize any mitigating circumstances, including personal financial emergencies, and, in any event, even the appearance of an improper transaction should be avoided.

II.	INSIDER TRADING

A.	Policy Prohibiting Insider Trading

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No Trading on Material Non-Public Information. You may not directly or indirectly trade Company Securities or another public company’s securities while you are aware of material non-public information relating to the Company or the other company, except as otherwise specified in this Policy under the headings “Transactions under Company Plans” and “Planned Trading Programs,” or recommend that others trade Company Securities or such other company’s securities.

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No Tipping. If you are aware of material non-public information about the Company, you may not communicate or pass (“tip”) that information on to persons within the Company whose jobs do not require them to have that information, or to others outside the Company, including Family Members and friends. The federal securities laws impose liability on any person who “tips” (the “tipper”), or communicates material non-public information to another person or entity (the “tippee”), who then trades on the basis of the information. Penalties may apply regardless of whether the tipper derives any benefits from the tippee’s trading activities.

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Blackout Period. Designated Persons (as defined below) are restricted from trading in Company Securities during a Blackout Period (as defined below). Other persons should also consider refraining from trading in Company Securities during a Blackout Period to avoid even the appearance of impropriety, even if you are not expressly prohibited under Section III below.

Moreover, if you, in the course of working for the Company, learn of material non-public information about a Company customer, supplier, competitor, or a company that is involved in a potential transaction or business relationship with Company or that is economically-linked to the Company, you may not trade in, take advantage of, or share information about that company’s securities until the information becomes public or is no longer material.

From time to time, the Company may engage in transactions in its own securities in accordance with applicable law. It is the Company's policy that any such transactions in Company securities by the Company will comply with applicable laws related to insider trading.

B. What is Material, Non-Public Information?

(1)	Identifying Material Information

As a general rule, you should consider material information as any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and you should carefully consider how a transaction may be construed by enforcement authorities who will have the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	A proposed acquisition, sale, joint venture, merger or tender offer;
●	Large contracts, renewals and terminations;
●	Projected future earnings or losses;
●	Changes to earnings guidance or projections, if any, or the decision to suspend earnings guidance;

●	A significant expansion or cutback of operations;
●	Significant changes to vendor or supplier pricing;
●	Extraordinary management or business developments;
●	Changes in executive management;
●	Major lawsuits or legal settlements;
●	Significant cybersecurity incidents;
●	Extraordinary customer quality claims;
●	The commencement or results of regulatory proceedings;
●	The gain or loss of a major customer or supplier;
●	Company restructuring;
●	Significant related party transactions;

●	Borrowing activities, including contemplated financings and refinancings (other than in the ordinary course);
●	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
●	The establishment, actual purchases, or the anticipated timing of purchases of a repurchase program for Company Securities;
●	A material change in pricing or cost structure;
●	Major marketing changes;
●	A change in auditors or notification that the auditor’s reports may no longer be relied upon;
●	Commercialization of a significant new product, process, or service;
●	Removal of a product from the market;
●	The imposition of a ban on trading in Company Securities or the securities of another company, or the extension or termination of such a ban; or
●	Impending bankruptcy or the existence of severe liquidity problems.

(2)	When Is Information Considered “Public”?

Information that has not been disclosed to the public is generally considered to be non-public information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Filings with the U.S. Securities and Exchange Commission (“SEC”) and press releases are generally regarded as public information. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers, and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after two trading days have elapsed since the day on which the information is released. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information.

(3) Confidentiality of Material, Non-Public Information

Company Personnel who have access to material, non-public information must take special precautions to keep it confidential, including by storing and communicating all files and documents containing the material, non-public information using the Company’s information systems, and may only disclose material, non-public information to authorized parties for business purposes. Any public disclosure of material, non-public information may only be made by Authorized Spokespersons (as determined by the Company) and must be made at the time and in the manner required to meet legal requirements, which may impact the timing or format of planned internal or external communications. Teams working on confidential projects may be required to take additional confidentiality precautions, such as properly labelling material, non-public information to indicate how it should be handled, distributed and destroyed or maintaining a list of individuals to whom sensitive information has been disclosed.

Even though Company Personnel must generally keep material, non-public information confidential, this does not limit or interfere with their ability, without notice to or authorization of the Company, to communicate in good faith with any government agency for the purpose of reporting a possible violation of law, or to participate in any investigation or proceeding that may be conducted by any government agency, including by providing documents or other information.

Additionally, Company Personnel who work outside of the Company’s office, whether at home, on planes and trains, in shared office spaces or in public spaces, should take special care to ensure that any material, non-public information is kept in a secure location, and cannot be seen, heard, accessed or stolen by others, including Family Members or friends.

If you have any question as to whether information is material or is publicly available, please err on the side of caution and direct an inquiry to the Company’s Chief Legal Officer.

III.	CERTAIN ADDITIONAL RESTRICTIONS

A.	Designated Persons

All Designated Persons are subject to the Blackout Periods and pre-clearance restrictions described in this Section III. Designated Persons may not give trading advice of any kind about Company Securities, whether or not such Designated Person is aware of material non-public information.

The following are “Designated Persons”:

●	All directors and officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Company.

●	Family Members and Controlled Entities of directors and officers of the Company.

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Employees in key financial reporting or communication roles, their Family Members and Controlled Entities, and such other persons, in each case, as may be designated from time to time by the Company’s Chief Legal Officer (designated individuals will be identified and contacted through a separate memorandum).

B.	Blackout Periods

Subject to Section III.F below, Designated Persons may not conduct transactions (for their own or related accounts) involving Company Securities during the following periods (the “Blackout Periods”):

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The period in any fiscal quarter commencing on the fifteenth day of the third calendar month (i.e., April 15, July 15, October 15, and January 15) and ending after the second full business day after the date of public disclosure of the financial results for such fiscal quarter or year. If public disclosure occurs on a trading day before the markets close, then the next trading day shall be considered the first trading day with respect to such public disclosure.

●	Any other period designated in writing by the Company’s Chief Legal Officer.

If you are made aware of the existence of an event-specific Blackout Period, you should not disclose the existence of such Blackout Period to any other person. So long as the event remains material and nonpublic, the persons who are aware of the event may not trade in Company Securities. The failure of the Company’s Chief Legal Officer to designate a person as being subject to an event- specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

C.	Pre-Clearance

All Designated Persons must clear proposed transactions, including purchases, sales, gifts, donations and other transfers, in Company Securities with the Company’s Chief Legal Officer (or his/her designee) before the transaction may occur. The Company’s Chief Legal Officer may designate and provide notice to other key employees who may, from time to time, be subject to the pre-clearance procedures under this Policy.

Designated Persons seeking to pre-clear a trade in Company Securities must notify the Company’s Chief Legal Officer (or his/her designee) in writing of the desire to conduct a trade at least two (2) business days before the date of the proposed transaction. Designated Persons should be prepared to provide the dates on which the proposed transactions are expected to occur and to identify the broker- dealer or any other investment professional responsible for executing the trade. The Company’s Chief Legal Officer (or his/her designee) will inform the requesting individual of a decision with respect to the request as soon as possible after considering all the circumstances relevant to his/her determination. The Company’s Chief Legal Officer (or his/her designee) is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If the Company’s Chief Legal Officer (or his/her designee) has not responded to a request for pre- clearance, do not trade in Company Securities. Unless otherwise notified by the Chief Legal Officer, if approved, the transaction must occur within five (5) business days after receipt of approval (so long as the transaction is not during a Blackout Period). If permission is denied, refrain from initiating any transaction in Company Securities, and do not inform any other person of the restriction. Pre-clearance requests will not be granted during a Blackout Period.

Even if approval to trade pursuant to the pre-clearance process is obtained in writing, or pre-clearance is not required for a particular transaction, Designated Persons may not trade in the Company Securities if he or she is aware of material, non-public information about the Company or any of the companies covered by this Policy. This Policy does not require pre- clearance of transactions in any other company’s securities unless otherwise indicated in writing by the Company’s Chief Legal Officer.

D.	Prohibited and Special Transactions

In addition to the other restrictions and prohibitions contained in this Policy, Company Personnel and others subject to this Policy may not:

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Short Sales: Engage in short sales (selling securities that you do not own, with the intention of buying the securities at a lower price in the future) of Company Securities. In addition, Section 16(c) of the Exchange Act prohibits directors and officers from engaging in short sales.

●	Publicly Traded Options: Engage in puts, calls, or other transactions in derivative securities relating to Company Securities, on an exchange or in any other organized market.

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Standing and Limit Orders: Place standing or limit orders on Company Securities outside of a properly established Rule 10b5-1 Plan, other than standing or limit orders with a duration of three (3) or fewer business days (notwithstanding any longer period provided in any applicable pre-clearance approval), provided that any standing or limit orders of Designated Persons must end before the commencement of any applicable Blackout Period.

In addition, the following additional restrictions and prohibitions apply to Designated Persons. Designated Persons may not:

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Short-Term Trading: Sell any Company Securities of the same class during the six months following a purchase of any Company Securities of that class (or vice versa). Shares purchased through the Company’s equity plans and transactions with the Company are not subject to this restriction.

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Pledging: Pledge, hypothecate, or otherwise encumber shares of Company Securities as collateral for indebtedness. This includes but is not limited to holding such shares in a margin account or any other account that could cause Company Securities to be subject to a margin call or otherwise be available as collateral for a margin loan.

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Hedging: Purchase a financial instrument or enter into any transaction that is designed to hedge, establish downside price protection or otherwise offset declines in the market value of Company Securities, including puts, calls, prepaid variable forward contracts, equity swaps, collars, exchange funds (excluding broad-based index funds) and other financial instruments that are designed to or have the effect of hedging or offsetting any decrease in the market value of Company Securities.

E.	Transactions under Company Plans

The limitations of this Policy do not apply to the following, except as specifically noted:

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Stock Option Exercises: Exercise of an employee stock option acquired pursuant to the Company’s plans where no Company Securities are sold in the market to fund the exercise price or associated taxes, or exercise of a net exercise or tax withholding right pursuant to which the Company withholds shares subject to an option to satisfy the exercise price for the option or tax withholding requirements. This Policy does apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the cost of exercise.

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Restricted Stock Awards: Vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which the Company withholds shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of shares received upon the vesting of restricted stock or restricted stock units.

●	401(k) Plan: Purchases of Company Securities in the Company’s 401(k) plan resulting from periodic contribution of money to the plan pursuant to standard payroll deduction elections.

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Employee Stock Purchase Plan: Purchases of Company Securities in any employee stock purchase plan resulting from periodic contribution of money to the plan pursuant to the election made at the time of enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that elections to participate by lump sum payment were made at the beginning of the applicable enrollment period. This Policy does apply, however, to elections to participate in the plan for any enrollment period (and any changes to such election), and to sales of Company Securities purchased pursuant to the plan.

●	Other Similar Transactions: Any other similar purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

F.	Planned Trading Programs

Rule 10b5-1 under the Exchange Act provides an affirmative defense, under certain conditions, against allegations that an insider traded in the Company’s securities while aware of material non- public information. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a trading plan for transactions in Company Securities that meets certain conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions, including blackout and pre-clearance requirements. If the plan meets the requirements of Rule 10b5-1, transactions in Company Securities may occur even when the person who has entered into the plan is aware of material nonpublic information. However, Rule 10b5-1 Plans do not exempt individuals from complying with Section 16 disclosure/short-swing profit rules or liability, or any applicable requirements of Rule 144.

To comply with this Policy, Rule 10b5-1 Plans must be approved by the Company’s Chief Legal Officer and meet the requirements of Rule 10b5-1. A Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material non-public information and not during a blackout period. For directors and officers (as defined in Rule 16a-1(f) under the Exchange Act), trading under the plan must not begin until the later of (1) 90 days after the adoption of the plan or any modification of the plan, or (2) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan, or any modification of the plan, was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan). For other persons, trading under the plan must not begin until 30 days after the adoption of the plan or any modification of the plan. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan. Although transactions effected under a Rule 10b5-1 Plan will not require further pre-clearance at the time of the trade, any transaction made pursuant to such plan for a Section 16 reporting person must be reported to the Company promptly on the day of each trade.

Any Rule 10b5-1 Plan or modification to a plan must be submitted in writing for pre-clearance for approval at least two weeks prior to the entry into the Rule 10b5-1 Plan. Among the factors the Company’s Chief Legal Officer may consider in reviewing a proposed 10b5-1 Plan are the term of the plan; the schedule for sales; whether there is a requisite waiting period before trades under the plan may commence; whether there are any outstanding plans, contracts or instructions for transactions in Company Securities during the relevant period; whether the plan is a single trade plan; whether the plan includes the certifications required under Rule 10b5-1(c); and whether a prior plan has been terminated prior to its expiration date. The Company reserves the right to disapprove any proposed plan or modification to a plan or suspend or instruct you to terminate any plan that was previously approved.

G. Post-Termination Transactions

The Policy continues to apply to transactions in Company Securities even after your service with the Company has ended (other than the pre-clearance and trading prohibitions during a Blackout Period, which will cease to apply upon the expiration of any Blackout Period pending at the time of the termination of service). If you are aware of material non-public information when your employment terminates, you may not trade Company Securities until that information has become public or is no longer material.

IV. CONSEQUENCES OF VIOLATION

A violation of this Policy may result an SEC civil enforcement action against the individual offender, the Company, and the Company’s officers and directors. Insider trading is a serious crime. There are no thresholds or limits on the size of a transaction that will trigger insider trading liability. Insider trading violations are pursued vigorously by the SEC and Department of Justice and can be detected using advanced technologies. In the past, relatively small trades have resulted in investigations by the SEC or the Department of Justice and lawsuits. State and local authorities also can vigorously pursue violations of insider trading laws.

Individuals found liable for insider trading (and tipping) face penalties of up three (3) times the profit gained or loss avoided, a criminal fine of up to $5 million and up to twenty (20) years in jail. In addition to the potential criminal and civil liabilities, in certain circumstances the Company may be able to recover all profits made by an insider who traded illegally plus collect other damages. Furthermore, the Company (and its executive officers and directors) could face penalties up to the greater of $1 million (adjusted for inflation from time to time) or three (3) times the profit gained or loss avoided as a result of an employee’s violation and/or criminal penalties of up to $25 million.

Any violation of this Policy should be brought to the attention of the Company’s Chief Legal Officer. Without regard to civil or criminal penalties that may be imposed by others, violation of this Policy and its procedures may constitute grounds for dismissal from the Company.